United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: The Hershey Company

Name of persons relying on exemption: American Baptist Home Mission Society (ABHMS)

Address of persons relying on exemption: Investor Advocates for Social Justice, 40 S Fullerton Ave. Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The American Baptist Home Mission Society (the “Proponent”), along with four co-filers, urges shareholders to vote FOR Proposal 5, the shareholder proposal requesting a report describing if, and how, Hershey’s living wage position statement and planned implementation steps will put the company on course to eradicate child labor in all forms from the company’s West African cocoa supply chain by 2025, at The Hershey Company (the “Company” or “Hershey”) Annual Meeting of Shareholders on May 16, 2023.

Summary of the Proposal

The proposal requests that Hershey issue a public report describing if and how Hershey’s Living Wage & Income Position Statement and planned implementation steps will put the company on course to eradicate child labor in all forms from its cocoa supply chain by 2025. Specifically, the report should include information on how Hershey plans to achieve 100% sourcing visibility at the farm level of its cocoa by 2025; whether and/or how Hershey plans to raise farm gate prices; and how Hershey plans to partner with the Ghanaian and Ivorian governments and cocoa industry peers to promote living income for cocoa farmers.

Proponent Rationale for Engagement

The proponent, American Baptist Home Mission Society (ABHMS), is a faith-based institution whose vision and values promote the care of the earth, the rights and dignity of all people, racial equity, peace and social justice through its ministry work and investments. ABHMS believes that, through improving human rights and addressing systemic inequalities, companies can become more sustainable and contribute to a more positive and equitable society.

Members of the Interfaith Center on Corporate Responsibility, of which ABHMS is a member organization, have engaged with Hershey for over twenty years about the corporate responsibility to eradicate child labor from the West African cocoa supply chain, including by ensuring adult cocoa farmers receive a living income. While investor dialogues with the company have led to incremental improvements in disclosure, child labor persists in Hershey’s supply chain. A business model that continues to depend on exploitative labor practices is not only immoral, but unsustainable, and must be transformed in order for the company to meet both its human rights responsibilities and maintain profitable growth. Sustainable Development Goal 8.7 calls for an end to all forms of child labor by 2025, a goal that can only be achieved in the cocoa supply chain with urgent actions by Hershey and its peers, in collaboration with governments and civil society.

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The proponents therefore offer this proposal - supported by strong reputational and financial risk arguments - to Hershey and its shareholders as an invitation to deeply examine its business model and to make the necessary changes to contribute to a more equitable and sustainable future - a future in which children do not have to work on cocoa farms and cocoa farmers are paid a living income.

Support for this proposal is warranted and in the best interest of shareholders because:

1.	Child labor is still rampant, and has even increased in Hershey’s cocoa supply chain, despite the Company signing the Harkin-Engel Protocol over two decades ago;

2.	Failure to eradicate child labor exposes Hershey and its investors to financial, legal, regulatory, and reputational risks; and

3.	Hershey’s Human Rights Policy and Cocoa for Good strategy have failed to meaningfully address systemic poverty as a root cause of child labor.

Arguments in Favor of the Proposal on Living Wage and Income Report to Eradicate Child Labor

1.	Child Labor is Still Rampant, and Has Even Increased in Hershey’s Cocoa Supply Chain, Despite the Company Signing the Harkin-Engel Protocol Over Two Decades Ago;

Hazardous child labor on cocoa farms, which includes using machetes and harmful pesticides, meets the International Labor Organization’s definition of the “worst forms of child labor.”1 Sustainable Development Goal 8.7 calls for the elimination of all child labor by 2025, yet international agreements and company initiatives have repeatedly failed to eradicate hazardous child labor from the cocoa supply chain.2 An estimated 1.56 million children engage in hazardous work on cocoa farms in Ghana and Côte d’Ivoire, where 60% of cocoa is produced.3 Hershey continues to profit from the worst forms of child labor, despite signing the Harkin-Engel Protocol in 2001, in which the Company committed to certify its cocoa beans are grown without the use of child labor by 2005.4 Far from ending child labor, the U.S. Department of Labor documented that child labor in the cocoa industry in Ghana and Côte d’Ivoire had increased 62% between 2009 and 2019.5

Systemic poverty in cocoa farming in West Africa is a driver of child labor in the sector, and interventions aimed at eradicating child labor must effectively address unfair pricing and insufficient farmer income.6 Corporations like Hershey have distinct responsibilities and roles to play in working with partners to address root causes of child labor in the cocoa sector. Hershey and its peers are creating demand for cocoa and profiting from an exploitative labor system to meet that demand.7 As a result, it is incumbent on Hershey and its peers to pay a fair price to cocoa farmers in order to dismantle this business model dependent on hazardous child labor.

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Despite committing to eliminate and prevent child labor in its cocoa supply chain,8 Hershey has failed to make meaningful progress, and in some cases, has undermined its own commitments. For example, Hershey cannot identify the source of 32% of its cocoa volume in West Africa. According to its most recent ESG report, the Company only has 68% sourcing visibility.9 Furthermore, Hershey does not plan to reach 100% sourcing visibility until 2025, the same year in which the SDGs aim to eradicate child labor. Without sourcing visibility to the farm level, Hershey cannot eradicate child labor from its cocoa supply chain.

Hershey’s practices have also undermined its goal to promote a living income for its cocoa farmers.10 In 2019, Ghana and Côte d’Ivoire implemented a Living Income Differential (LID), by which the government agreed to impose a levy of $400 per ton of cocoa sales. In 2020, both governments accused Hershey of “conspiracy and machinations” for changing its buying practices to circumvent the LID.11 The LID has been deemed largely unsuccessful, in part due to allegations of Hershey and its peers undermining the program. Ghana and Côte d’Ivoire canceled all sustainability programs Hershey was involved in and threatened to terminate its license to operate.12

2.	Failure to eradicate child labor exposes Hershey and its investors to financial, legal, regulatory, and reputational risks

As long as child labor exists in its cocoa supply chain, Hershey’s chocolate will never be “sustainable.” Moreover, the Company will continue to face material financial, legal, regulatory, and reputational risks as long as it fails to meet its promises on eradicating child labor. In fact, Hershey currently faces a series of high-profile lawsuits, in addition to mounting regulatory actions to combat forced labor. As a consumer-facing brand that markets its products to children, Hershey faces significant reputational risk if its business practices are continually connected to the worst forms of child labor.

Litigation

In 2021, a lawsuit filed on behalf of former child slaves alleged Hershey knowingly profited from the illegal and systematic use of child labor.13 The plaintiffs, eight Malians who were trafficked as children and were forced to perform hazardous work on cocoa plantations in Côte d’Ivoire, sued Hershey and its peers under the Trafficking Victims Protection Reauthorization Act.14

On June 28, 2022, the District Court dismissed the case for lack of standing, since the plaintiffs could not trace the child slave labor to particular farms from which Hershey sourced cocoa.15 Ironically, this inability to connect the conduct to particular cocoa farms, in itself, highlights one of the most pervasive problems in the cocoa industry, and in Hershey’s supply chain in particular - the fact that Hershey does not know where 32% of its cocoa volume comes from. It is important to emphasize that the Court’s dismissal did not conclude that Hershey did not source cocoa from farms that employed forced child labor from the plaintiffs, but instead, that the plaintiffs could not establish a “traceable connection between the plaintiff[] [childrens’] injur[ies] and the complained-of-conduct of the defendant[s].”16 An appeal is currently pending before the U.S. Court of Appeals for the District of Columbia Circuit .17

Furthermore, in October 2021, Hershey and the Rainforest Alliance were sued for false and deceptive marketing of chocolate products labeled as “sustainably” or “responsibly produced.”18 According to the complaint, reasonable consumers are misled by Hershey’s Rainforest Alliance certified chocolate products, since such products “have a well-documented connection to child labor and other exploitative labor practices, and the certification does little to guarantee sustainability in the cocoa supply chain.”19 The case is still ongoing in the Superior Court of the District of Columbia.

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Regulatory Risks

Hershey’s continued sourcing of cocoa from West Africa also subjects the company to regulatory risk under section 307 of the Trade Act of 1930. According to section 307, U.S. Customs and Border Patrol (CBP) can prevent entry into the U.S. of imports produced in whole or in part by forced labor.

In 2020, human rights groups filed a petition with CBP asking them to initiate an enforcement action under section 307, regarding cocoa imported from Côte d'Ivoire.20 According to the petition, cocoa importers, like Hershey, “have been knowingly benefiting from the use of forced or trafficked child labor for at least 20 years, and during this time have repeatedly made empty and false promises to stop relying on child labor. Their failure to take real steps requires action to ban the importation of their cocoa from [Côte d'Ivoire.].”21 The petitioners sent a follow up request to the CBP in 2022, urging them to take swift and concrete action.22 The petition is currently pending.

Hershey faces mounting regulatory risk as the U.S. increases its enforcement of Section 307 to prohibit imports produced with forced labor. From 2020 to 2021, the value of imports targeted by CBP increased almost 900%. CBP targeted 2,398 shipments in 2022, valued at $466 million.23 New legislation and increased enforcement amplify risks to Hershey if it continues sourcing cocoa connected to forced labor.

Reputational Risks

Hershey also faces reputational risk from its cocoa operations that are tied to child labor in West Africa, which may result in financial loss for the Company. Indeed, Hershey recognizes this risk in its 2023 Proxy Statement, by stating “[o]ur Company’s reputation or brand image might be impacted as a result of issues or concerns relating to the quality and safety of our products, ingredients or packaging, human and workplace rights, and other environmental, social or governance matters, which in turn could result in litigation or otherwise negatively impact our operating results.”

Hershey has faced numerous consumer campaigns that highlight its poor sourcing practices. In 2011, Hershey was the center of a campaign to alert supermarket buyers of the Company’s use of child labor and generated over 100,00 letters to Hershey to demand better sourcing practices.24 A company’s reputation can meaningfully influence its financial performance, and a damaged or lost reputation is difficult to repair. According to the Conference Board, companies with a high reputation ranking perform better financially than lower ranked companies, and executives find it is much harder to recover from a reputational failure than to build and maintain reputation.25

Corporations with a good reputation benefit from strong market capitalization, better business efficiency, and recruitment and retention of strong talent.26 Given the reputational risks posed by sourcing cocoa produced with child labor, eradicating child labor in the West African cocoa sector is of wide and mainstream interest.

3.	Hershey’s Human Rights Policy and Cocoa for Good strategy have failed to meaningfully address systemic poverty as a root cause of child labor

40 S Fullerton Ave, Montclair, NJ 07042 ◊ 973-509-8800 ◊ info@iasj.org ◊ www.iasj.org

While Hershey has a Human Rights Policy and Cocoa for Good strategy, these initiatives have failed to meaningfully address systemic poverty, a root cause of child labor. Furthermore, Hershey’s Child Labor Remediation and Monitoring System is clearly insufficient at measuring the Company’s exposure to child labor. On its website, the Company claims, “Our CLMRS programs found no evidence of forced child labor in Hershey’s cocoa supply chain in 2021, and we have found no instances since launching the programs in 2018.”27 This statement is directly undermined by Hershey’s own admission that it lacks visibility into nearly a third of its cocoa volume, in addition to numerous lawsuits and reports that connect Hershey’s operations to child labor.28 The company can and should do more to eradicate child labor from its West African cocoa supply chain.

In 2021, Hershey published its Living Wage & Income Position Statement, which recognizes living wage and living income as a human right.29 However, the only concrete commitment made by the statement is to pay a living wage to its own employees, thereby leaving uncovered the countless cocoa farmers in its supply chain. Additionally, Hershey’s Living Wage & Income Position Statement has been criticized for lacking a “concrete, timebound commitment and accompanying action plan to realize it.”30 Investors lack sufficient information to assess how the position statement will help eradicate child labor in Hershey’s cocoa supply chain.

Central to the debate on addressing systemic poverty in West Africa, and as a result, eradicating child labor, is the importance of raising the farm gate price, which is the price cocoa farmers receive from selling their cocoa. Without higher farm gate prices, the living income gap will not be bridged and sustainability in the cocoa sector will be only a “pipe dream.”31

In its Statement of Opposition, Hershey states it has no control over farm gate prices in the West African countries, since “farm gate prices are set by each country’s government annually through a process in which Hershey and other similarly situated companies are not permitted to participate.”32 This assertion is misleading, since the farm gate prices set by the countries is a price floor, not a ceiling. While it is true companies cannot participate in the governmental price-floor setting, they are free to pay premiums over and above the LID in an effort to pay a higher farm gate price.

In fact, Living Income Reference Prices (LIRP), which are supplemental, direct payments to farmers, developed by Fairtrade and Tony’s Chocolonely, are already being implemented in other companies' cocoa supply chains.33 By implementing a LIRP, Hershey can raise the amount of money paid directly to cocoa farmers in its supply chain, thereby ensuring farmers receive a living income.

Instead of committing to raising farm gate prices for cocoa farmers in West Africa, Hershey touts its new Income Accelerator, which was slated to launch in Spring of 2023, as a way to increase economic resilience for cocoa farmers.34 Notably, the Income Accelerator is limited only to Côte d’Ivoire, excluding Ghana. The Income Accelerator program consists of cash transfers and village savings and loan associations. However, the Income Accelerate does not specify how much money will be given to cocoa farmers through cash transfers, nor when. It also critically fails to specify which cocoa farmers will receive cash transfers. Ultimately, the Income Accelerator does not address low farm gate prices. Instead of paying a higher premium to raise farm gate prices - the actual money cocoa farmers receive from cocoa sales - Hershey makes vague commitments to improve cocoa farming communities - commitments that lack specificity and appear to be aimed at avoiding paying higher prices for cocoa.

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Fundamentally, Hershey lacks visibility of its cocoa supply chain to the farm level. Although Hershey has committed to achieve 100% sourcing visibility to the farm level in Côte d’Ivoire and Ghana by 2025, Hershey has failed to meet its commitment on child labor in the past.35 For almost a third of its cocoa volume, the Company currently cannot identify which cocoa farms it sources from, cannot pay higher premiums to its cocoa farmers, and cannot ensure child labor is not present on its cocoa farms.

Studies show that increased transparency and traceability can increase farmers’ income and help companies substantiate their sustainability claims.36 Additionally, under the European Union’s proposed Corporate Sustainability Due Diligence Directive, chocolate companies may be required to comply with more stringent human rights due diligence and transparency in their cocoa supply chains.37

Conclusion

Proponents encourage all Hershey shareholders to support Proposal 5: Living Wage and Income Report to Eradicate Child Labor

For more information, please contact: Aaron Acosta, Senior Program Associate at Investor Advocates for Social Justice and representative of the American Baptist Home Mission Society, via email: aacosta@iasj.org or phone: 973-509-8800.

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1 https://www.norc.org/Research/Projects/Pages/assessing-progress-in-reducing-child-labor-in-cocoa-growing-areas-of-c%C3%B4te-
d%E2%80%99ivoire-and-ghana.aspx; https://www.washingtonpost.com/graphics/2019/business/hershey-nestle-mars-chocolate-
child-labor-west-africa/; https://www.ilo.org/ipec/Campaignandadvocacy/Youthinaction/C182-Youth-orientated/worstforms/lang--en/index.htm

2 https://unstats.un.org/sdgs/metadata/?Text=&Goal=8&Target=8.7

3 https://www.dol.gov/agencies/ilab/our-work/child-forced-labor-trafficking/child-labor-cocoa

4 https://www.cocoainitiative.org/sites/default/files/resources/Harkin_Engel_Protocol.pdf

5 https://www.dol.gov/agencies/ilab/our-work/child-forced-labor-trafficking/child-labor-cocoa

6 https://voicenetwork.cc/wp-content/uploads/2022/12/Cocoa-Barometer-2022.pdf ;
https://www.worldcocoafoundation.org/blog/combatting-poverty-in-cocoa-farming-by-changing-pricing-
mechanisms/#:~:text=any%20cocoa%20farmers%20and%20their,prices%20smallholder%20farmers%20can%20charge.

7 https://www.washingtonpost.com/graphics/2019/business/hershey-nestle-mars-chocolate-child-labor-west-africa/

8 https://www.thehersheycompany.com/en_us/home/sustainability/sustainability-focus-areas/cocoa/child-labor-monitoring-and-
remediation-system.html#:~:text=Hershey%20defines%20child%20labor%20according,is%20distinct%20from%20forced%20labor.

9 https://www.thehersheycompany.com/content/dam/hershey-corporate/documents/pdf/hershey_2021_esg_report.pdf

10 https://www.thehersheycompany.com/en_us/home/sustainability/sustainability-focus-areas/human-rights/living-wage-and-income.html

11 https://www.latimes.com/business/story/2020-12-01/chocolate-war-cocoa-growers-hershey-mars-ghana-ivory-coast;
https://voicenetwork.cc/wp-content/uploads/2022/09/220920-Cocoa-Barometer-Living-Income-Compendium.pdf

12 https://www.latimes.com/business/story/2020-12-01/chocolate-war-cocoa-growers-hershey-mars-ghana-ivory-coast

13 https://www.internationalrightsadvocates.org/cases/cocoa

14 https://www.internationalrightsadvocates.org/cases/cocoa

15 https://www.govinfo.gov/content/pkg/USCOURTS-dcd-1_21-cv-00386/pdf/USCOURTS-dcd-1_21-cv-00386-0.pdf

16 https://www.govinfo.gov/content/pkg/USCOURTS-dcd-1_21-cv-00386/pdf/USCOURTS-dcd-1_21-cv-00386-0.pdf

17 https://ecf.cadc.uscourts.gov/n/beam/servlet/TransportRoom?servlet=CaseSummary.jsp?caseNum=22-7104&dktType=dktPublic&incOrigDkt=Y&incDktEntries=Y

18 https://static1.squarespace.com/static/5810dda3e3df28ce37b58357/t/6181623e5f967e246dd8c416/1635869247075/RFA+and+Hershey+
Press+Release+FINAL+no+logo.docx.pdf

19 https://static1.squarespace.com/static/5810dda3e3df28ce37b58357/t/618167d28dd7f307c90da0e4/1635870679248/CAL+v.+Hersheys+
and+RA_Stamped+Complaint.pdf

20 https://static1.squarespace.com/static/608276df0e35bd790e38eff3/t/63fe5b6b1aaa02040c61865c/1677613932462/2.14.20+307+cocoa+petition.pdf

21 https://static1.squarespace.com/static/608276df0e35bd790e38eff3/t/63fe5b6b1aaa02040c61865c/1677613932462/2.14.20+307+cocoa+petition.pdf

22 https://static1.squarespace.com/static/608276df0e35bd790e38eff3/t/63fe5bb9e60e737c4b6f1421/1677614009410/2.14.22+FINAL+Letter+to+CBP.pdf

23 https://www.cbp.gov/newsroom/stats/trade

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24 https://www.csrwire.com/press_releases/32603-consumers-use-smart-phone-codes-in-supermarkets-to-campaign-against-child-labor-in-hershey-bars

25 “Reputation Risk,” The Conference Board, 2007, p. 6, https://papers.ssrn.com/sol3/papers.cfm?abstract_id=1077894.

26 https://www.provokemedia.com/research/article/link-between-corporate-reputation-market-value-strengthens-study ;
https://www.ipsos.com/sites/default/files/ct/publication/documents/2018-05/unlocking_value_of_reputation-may_2018.pdf ;
ttps://hbr.org/2016/03/a-bad-reputation-costs-company-at-least-10-more-per-hire

27 https://www.thehersheycompany.com/en_us/home/sustainability/sustainability-focus-areas/cocoa/child-labor-monitoring-and-remediation-system.html

28 https://www.thehersheycompany.com/content/dam/hershey-corporate/documents/pdf/hershey_2021_esg_report.pdf ;
https://waltonian.eastern.edu/archive/hershey-park-child-labor-w-coco-beans/

29 https://www.thehersheycompany.com/content/dam/hershey-corporate/documents/sustainability/HSY_Living_Wage_Income_Position_Statement.pdf

30 https://www.thehersheycompany.com/content/dam/corporate-us/documents/sustainability/HSY_Living_Wage_Income_Position_Statement.pdf;
https://webassets.oxfamamerica.org/media/documents/Business-briefing-Issue-1-V3.pdf?_gl=1*1ei0guo*_ga*MTI5NTI4MjAzNi4xNjM4Mzg5OTk3*_ga_
R58YETD6XK*MTYzODM4OTk5Ny4xLjEuMTYzODM5MDAwNC41Mw..

31 https://cocoabarometer.org/wp-content/uploads/2022/12/Cocoa-Barometer-2022.pdf

32 https://hershey.gcs-web.com/static-files/2227ed0e-784d-488e-b30e-5ae5e5a4fdcc

33 https://cocoabarometer.org/wp-content/uploads/2022/12/Cocoa-Barometer-2022.pdf

34 https://hershey.gcs-web.com/static-files/2227ed0e-784d-488e-b30e-5ae5e5a4fdcc

35 https://www.iveypublishing.ca/s/news/case-study-feature-the-hershey-company-broken-pledge-to-stop-using-child-labour-
MCQGOAECI55RFLJMB5MJ2MILY3JA

36 https://voicenetwork.cc/wp-content/uploads/2022/10/221017-Transparency-Accountability.pdf

37 https://cocoabarometer.org/wp-content/uploads/2022/12/Cocoa-Barometer-2022.pdf;
https://commission.europa.eu/business-economy-euro/doing-business-eu/corporate-sustainability-due-diligence_en

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